February 24, 2012

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes, Assistant Director

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011
File No. 001-32305

Dear Ms. Hayes:

We are submitting this letter in response to the written comments sent by the staff of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 14, 2012 (the “Comment Letter”), with respect to our response, dated October 7, 2011, in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2010 (No. 001-32305) filed by Corpbanca (the “Company”) with the SEC on April 14, 2011.

As per your phone conversation with our counsel, we confirm that we will file our detailed response to the Comment Letter with the SEC on or before Friday, March 9, 2012.  Thank you for agreeing to extend the time required to file the Company’s response.

* * *

Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Claudia Labbé M.
Claudia Labbé M.
Head of Strategic Planning

Tel: 562-660 2699
claudia.labbe@corpbanca.cl

c.c.         Ms. Rebekah Lindsey
Mr. Kevin W. Vaughn

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com